Exhibit (a)(5)

DUKE REALTY CORPORATION

AGREEMENT TO TERMS OF ELECTION

BY ELECTING TO PARTICIPE IN THE EXCHANGE PROGRAM, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR RESTRICTED STOCK UNITS DATED MAY 6, 2010 (AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by signing the Election Form and submitting it by mail or FAX to the Company as noted on the Election Form by no later than 6:00 p.m. Eastern Daylight Time (“EDT”) on June [4], 2010, unless we extend the Offer. You may withdraw this election by submitting a new properly completed Election Form prior to 6:00 p.m. EDT on the completion date, which will be June 4, 2010, unless we extend the Exchange Program.

By electing to exchange my eligible options, I understand and agree to all of the following:

1. I hereby agree to exchange my eligible options indicated on my Individual Stock Option Exchange Schedule for new RSUs as determined in accordance with the Exchange Program on the terms set forth in the Offer to Exchange, of which I hereby acknowledge receipt. Each eligible option indicated on the Individual Stock Option Exchange Schedule will be cancelled on June 7, 2010 or, if the Offer is extended, on the first business day following the extended completion date. Any new RSUs will be granted to me on June 7, 2010, in accordance with the terms of the Offer or, if the Offer is extended, on the completion date of the extended Offer will be made to me promptly after such date.

2. The Offer is currently set to expire at 6:00 p.m. EDT on June 4, 2010, unless the Company, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be an active employee of the Company or its majority-owned subsidiaries before the expiration of the Offer, I will not receive any new RSUs. Instead, I will keep my current eligible options and they will expire in accordance with their existing terms.

4. Until 6:00 p.m. EDT on June 4, 2010, I will have the right to change the elections that I have made with respect to my eligible options that I elected to exchange or elected not to exchange. HOWEVER, AFTER 6:00 P.M. EDT ON JUNE 4, 2010 I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election prior to the expiration of the Offer shall be binding. Until the offering period closes on 6:00 p.m. EDT on June 4, 2010, I may withdraw my tendered eligible options at any time.

5. The tender of my eligible option grants will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by the Company of my eligible options pursuant to the Offer will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the Election Form are true and correct.

7. I understand that I am not required to tender my eligible options pursuant to the Offer.

8. THE COMPANY AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, the Company may terminate or amend the Offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. I understand that: (i) the value of any shares obtained upon vesting of the new RSUs made pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of my employment contract, if any; (ii) the new RSUs, and any shares acquired upon vesting thereof, are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the Stock Option Exchange Program resulting from termination of my employment with the Company or any of its majority-owned subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws) and I irrevocably release the Company and its majority-owned subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim and any relief in connection therewith.

12. Regardless of any action that the Company or its majority-owned subsidiaries take with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange and the new RSUs

(“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by the Company or its majority-owned subsidiaries, if any. I further acknowledge that the Company and/or its majority-owned subsidiaries (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the new RSUs, including, but not limited to, the exchange of eligible options, grant, vesting of the new RSUs, the issuance of shares of the Company common stock upon vesting of the new RSUs, and the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new RSUs to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new RSUs and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or any of its majority-owned subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize the Company and/or any of its majority-owned subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of my new award agreement and the 2005 Incentive Plan.

13. I UNDERSTAND THAT IF I DO NOT SIGN AND RETURN THE ELECTION FORM, SUCH ELIGIBLE OPTIONS WILL NOT BE EXCHANGED.

I understand that none of the officers or employees of the Company, the Board of Directors of the Company or the Compensation Committee of the Board of Directors of the Company is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new RSUs may decline in value. I further understand that past and current market prices of the Company common stock may provide little or no basis for predicting what the market price of the Company common stock will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) this Agreement to Terms of Election; (4) the 2005 Incentive Plan and the related form of RSU Award Certificate.

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